EXHIBIT 99.1

Equinor ASA: Information relating to dividend for third quarter 2019

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for third quarter 2019.

  Dividend amount: 0.26
  Declared currency: USD
  Last day including rights: 17 February 2020
  Ex-date: 18 February 2020
  Record date: 19 February 2020
  Payment date: 27 February 2020
  Other information: Dividend per share in NOK will be communicated 25 February 2020.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act